August 25, 2016

Kim Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Browning:

On June 13, 2016 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Low Beta Tactical 500 Fund, a series of the Registrant, filed Post-Effective Amendment No. 12 (the “Amendment”) to the Registrant’s Registration Statement. On August 4, 2016, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined changes are provided in certain portions of this letter to this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in a future Post-Effective Amendment. Registrant notes that the adviser’s 801 number is not provided in the next filed Post-Effective Amendment. The adviser’s registration with the SEC is in process. The adviser will not manage the assets of the Fund until its registration is complete. Registrant will file a 497 updating the Registration Statement with this information following the completion of the adviser registration and prior to Fund launch.

Comment 2. Please confirm that the registration statement includes edits that are responsive to comments given by the SEC staff with respect to the Fund.

829933.1

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Response. The Registrant confirms that the registration statement includes edits that are responsive to comments given by the SEC staff unless otherwise noted herein.

Comment 3. Confirm that when the Prospectus or SAI references legal authority that such authority is explained. Please review these disclosures and revise as necessary in accordance with Plain English principals.

Response. Registrant confirms that all prospectus references to legal authority are made in accordance with Plain English principals as appropriate. With respect to such disclosures in the SAI, Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice. Registrant further notes that, to the extent such disclosure is found in the Fund’s investment restrictions disclosure, such disclosure is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 4. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund.

Comment 5. Please revise the Amendment to provide definitions for abbreviations and defined terms at the place of first appearance.

Response. The requested change has been made.

Fund Summary – Fee Table

Comment 6. Please confirm that the amounts reflected in the Fee Table include all estimated expenses for the initial fiscal period including costs of short sales and leverage.

Response. Registrant so confirms.

Fund Summary - Principal Investment Strategies and Principal Investment Risks

Comment 7. The Item 9 strategy disclosure appears to include strategies not disclosed in Item 4. Please confirm that Item 4 includes all principal investment strategies and attendant risk disclosures or revise as necessary.

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Response. Registrant confirms that the two sections of the prospectuses are consistent with each other and confirms that the summary sections of the prospectus summarizes the disclosure called for by Item 9 of Form N-1A.

Comment 8. Please confirm that all types of ETFs in which the Fund may invest, including leveraged ETFs, inverse ETFs, and any specifically ear marked ETFs, are disclosed. Please disclose if the Fund is to be a “fund of funds.” If the Fund is a “fund of funds” please include relevant strategy and risk disclosures.

Response. Registrant confirms that all types of ETFs in which the Fund may invest are disclosed. Registrant has added the following “fund of funds” disclosure to the Principal Investment Strategies section:

The Fund seeks to achieve its investment objective by investing ~~primarily~~ in ~~(i)~~ a single, unaffiliated exchange traded fund~~s~~ (“ETF~~s~~”) that ~~are linked to~~ tracks the S&P 500 Index when the Fund’s adviser believes the stock market is likely to rise, and selling the ETF, and investing in a single unaffiliated money market fund, when the adviser believes the stock market will decline. ~~; or (ii) U.S. money market funds~~ The adviser’s decision to invest in an ETF or a money market fund is based on the

Registrant has deleted the “ETF Risk” and added the following risk disclosure:

Fund of Funds Risk: The ETFs and money market funds in which the Fund invests (“Underlying Funds”) are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and may be higher than other mutual funds that invest directly in stocks and bonds. Each of the Underlying Funds is subject to its own specific risks.

Comment 9. Please include a brief definition of “Low Beta.”

Response. Registrant has added the following disclosure:

The adviser believes that by applying its tactical analysis of current and historical market trends, it can produce returns in excess of the S&P 500 Index over a complete market cycle with lower volatility, or “beta.”

Comment 10. The Fund’s name, Low Beta Tactical 500 Fund, seems to suggest association with the S&P 500 Index. If the Fund is an index fund the term “Index” must be in its name. If it is not

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intended to be an index fund, please address why the Fund’s name is not misleading as we believe it is suggestive of an index fund.

Response. The Fund is not an index fund; i.e., not intended to track the performance of an index. Rather, as described in the prospectus, the Fund’s objective is to outperform an index; the S&P 500 with less volatility. Registrant believes the Fund name is descriptive of the Fund’s strategy and objective. Reference to “500” simply informs the investor that the strategy is built around the 500 stocks in the Index. Registrant does not believe the name is misleading as it does not include the term “index”.

Comment 11. The Fund is presented as a diversified fund. Given its expected single holding, please clarify how it is properly classified as “diversified” under the 1940 Act.

Response. The Fund is diversified because it invests “at least 75 per centum of the value of its Total assets…[in] securities of other investment companies….” See Section 5(b)(1) of the Investment Company Act of 1940.

Comment 12. With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles of (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. Registrant notes that reference to derivatives in the prospectus was made in error. Derivatives are not a principal investment strategy of the Fund and all references to derivatives have been deleted from the prospectus.

Comment 13. Disclosure in the summary of Principal Investment Strategies is often jargon laden and complex, using technical terms and long sentences. For example, the disclosure references “a complete market cycle.” Please review the disclosure and revise it in accordance with plain English principles. See generally Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014).

Response. Registrant has reviewed and revised the disclosure for the Fund for Plain English with the goal of enhancing prospective shareholders’ understanding of these concepts.

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Comment 14. Disclosure in the summary of Principal Investment Strategies references the Fund’s “portfolio securities.” Please define what is meant by this term and list all types of securities in which the Fund may invest.

Response. Registrant confirms that the Principal Investment Strategies disclosure lists all types of securities in which the Fund may invest as a principal strategy as required by Form N-1A. Registrant has revised the referenced disclosure as follows:

The Fund’s adviser may engage in active and frequent trading of the Fund’s portfolio ~~securities and derivatives~~ to achieve the Fund’s investment objective.

Comment 15. Please disclose whether the Fund will use leverage as a principal investment strategy, and revise disclosure as necessary.

Response. Registrant confirms that the Fund will not use leverage as a principal investment strategy.

Comment 16. If the Fund will engage in short sales “against the box” please disclose as much in both Item 4 and Item 9. Please explain how the Fund will use this strategy in furtherance of the Fund’s objective.

Response. Registrant confirms that the Fund will not use short sales of any kind, including “against the box”, as a principal investment strategy.

Comment 17. Please confirm supplementally that, if the Fund will write credit default swaps, the Fund will cover the full notional value with cash or liquid securities. If the Fund may use total return swaps, please supplementally confirm that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Response. The Fund will not use credit default swaps or total return swaps as a principal strategy. The Registrant confirms that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

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Comment 18. Please clarify the types of ETFs in which the Fund may invest and the allocation expected to be made among them.

Response. Registrant notes that the Fund will allocate 100% of its assets to a single ETF or 100% of its assets to a single money market fund. Registrant has revised prospectus disclosure to provide further clarification to this point. See Response to Comment 8 above for redlined change.

Comment 19. If the Fund may invest directly or indirectly in Section 3(c)(1) or 3(c)(7) hedge funds as a part of the Fund’s principal strategy, please revise the prospectus accordingly. Additionally, please note that, to date, the staff has only permitted a maximum of 15% of a fund’s assets to be in hedge funds, and for the purpose of calculating amounts under the Fund’s fundamental investment restriction with respect to illiquid securities, investments in hedge funds should be included in that calculation.

Response. Registrant confirms that the Fund will not invest in hedge funds, directly or indirectly, as a part of its principal investment strategy.

Additional Information about Principal Investment Strategies and Related Risks

Comment 20. Please disclose the status, affiliated or unaffiliated, of the underlying funds in which the Fund may invest. If the Fund invests in affiliated funds, please disclose whether it will waive its advisory fee in connection with those underlying funds.

Response. Registrant has revised disclosure to note that the Fund will invest in unaffiliated underlying ETFs. See Response to Comment 18 and 22 for redlined change.

Comment 21. Please revise the Item 9 strategy disclosure in accordance with Plain English principals as it is often complex and uses technical terms. For example, disclosure notes that the Fund will invest in ETFs that are “linked” to the S&P 500, and that the adviser will “allocate the Fund’s entire portfolio to a U.S. money market in an effort to preserve principal, and lower risk exposure and volatility”.

Response. Registrant declines to make this change as it believes existing disclosure conforms to the requirements of Form N-1A. Registrant notes that the Plain English requirements apply to the Summary Prospectus only while the remaining portions of the prospectus are required to be “clear, concise and understandable.”

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Comment 22. Please revise strategy disclosure to indicate what assets classes the underlying ETFs will hold. Please revise existing disclosure to provide more specific detail with respect to the underlying ETFs with respect to their strategy and that of the Fund.

Response. Registrant has revised the disclosure as follows:

The adviser will allocate the Fund’s entire portfolio to a single ~~n~~ unaffiliated S&P 500 ETF. S&P 500 ETFs hold a portfolio of common stocks designed to replicate the performance of the S&P 500 Index, which is comprised of the nation’s 500 largest corporations.….

Comment 23. The defined term “SPDR” is used, and ticker symbol “SPY” referenced in describing the ETF to be used by the Fund. This is confusing. Please revise disclosure to use a singular reference in describing the ETF.

Response. The term “SPDR” refers to a family of ETFs of which “SPY” is one. Registrant has removed references to SPY to eliminate confusion.

Comment 24. Please provide disclosure regarding the adviser’s policy in determining to sell a security.

Response. Registrant notes that existing disclosure already addresses the adviser’s policy in determining to sell as security. The prospectus provides, in relevant part, “The adviser’s decision to buy or sell a Fund holding will be made based on the adviser’s evaluation of current and historical market conditions and trends.”

Comment 25. The adviser is a newly registered adviser and the Fund its first time implementing its strategy/tactical analysis in a registered investment company. Please add a “New Adviser Risk” addressing this.

Response. Registrant has added the following risk disclosure:

New Adviser Risk. The Adviser is a newly registered adviser and has not previously managed a mutual fund. As a result, investors do not have a long-term track record of managing a mutual fund from which to judge the Adviser and the Adviser may not achieve the intended result in managing the Fund.

Comment 26. In the “Market Risk” disclosure, please disclose the impact of rising stock prices on the Fund’s strategy and objective.

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Response. Registrant has revised the disclosure as follows:

Market Risk. Overall market risks may also affect the value of the Fund. The net asset value of the Fund will fluctuate based on changes in the value of the underlying stocks comprising the ETF held by the Fund.  Factors such as domestic and international economic growth and market conditions, interest rate levels and political events affect the securities markets and stock prices.

Prospectus – Temporary Investments

Comment 27. Please revise the heading of the “Temporary Investments” section to “Temporary Defensive Positions”. Please clarify that such defensive positions may be or are inconsistent with the Fund’s principal investment strategy. See Instruction 6 to Item 9 of Form N1-A. The last sentence does not apply to a defensive position. Please move it to a more appropriate section of the prospectus.

Response. Registrant has made the requested change to the section heading and deleted the last sentence of the section.

Prospectus – Management

Comment 28. The description of the Expense Limitation Agreement notes that the “fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years after the fees have been waived or reimbursed), if such recoupment can be achieved within the forgoing expense limits.” Please revise the disclosure to note that the adviser’s ability to recapture is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture. Please confirm that the adviser’s ability to recapture is so limited in the Expense Limitation Agreement. See 2009 Investment Company Industry Developments Audit Risk Alert (ARA-INV. 73). Additionally, please include a footnote to the Fee Table describing the Expense Limitation Agreement or explain supplementally why it is not necessary. Finally, please confirm that, for the purpose of calculating the Example Numbers, the Expense Limitation Agreement is only considered for the term of the Agreement.

Response. The requested change has been made. Registrant confirms that the Expense Limitation Agreement limits the adviser’s ability to recapture to the lesser of the expense limits in place at the time of waiver or those in place at the time of recapture, and that the Example Numbers reflect the impact of the Expense Limitation

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Agreement, if any, for the term of the Agreement only. Registrant notes that a foot note describing the Expense Limitation Agreement is not included because Registrant does not anticipate the waiver being utilized during the initial fiscal period.

Prospectus – How to Purchase Shares

Comment 29. Confirm, or revise prospectus disclosure as necessary to note, that receipt by an affiliate will constitute receipt by the Fund, the transfer agent and designated financial intermediary.

Response. Registrant declines to make the requested revision as existing disclosure provides an exhaustive list of the appropriate recipients of a purchase order.

Prospectus - How Shares are Priced

Comment 30. Revise prospectus disclosure to note that purchase, exchange and redemption orders for Fund shares will be processed at the NAV next calculated when received in good order by the Fund or designated financial intermediary.

Response. Registrant has added the following disclosure to the first paragraph of the “How Shares Are Priced” section of the prospectus:

Purchase, exchange and redemption orders for Fund shares will be processed at the NAV next calculated when received in good order by the Fund or designated financial intermediary.

Statement of Additional Information

Types of Investments

Comment 31. Please confirm that all non-principal strategies and risks are disclosed in the SAI. See Item 16(b) of Form N-1A. Additionally, please review the prospectus and SAI disclosures to eliminate duplication as duplication of information from the prospectus to the SAI is not required unless necessary to make the prospectus a standalone document.

Response. Registrant confirms that all non-principal strategies and risks are disclosed in the SAI. Registrant notes that duplicative information is not prohibited and, therefore, the SAI has not been further revised.

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Investment Restrictions

Comment 32. Fundamental Investment Restriction 2 references “reverse repurchase transactions.” This is the only reference to such transactions in the prospectus or SAI, and there is no detail regarding the Fund’s policy with respect to such investments; i.e., that they constitute a type of borrowing and noting the maximum allowed investment as a percentage of total Fund assets.

Response. Reverse repurchase transactions are neither a principal nor non-principal strategy of the Fund and, therefore, no strategy disclosure is provided. Reference is made in the Principal Investment Strategy section as the restriction is consistent with the Trust’s standing policies as established with the initial series of the Trust.

Comment 33. Please revise the third paragraph following the non-fundamental policies to include loans of portfolio securities.

Response. Registrant has revised the disclosure as follows:

“…intent to loan money or portfolio securities and additional….”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Emily M. Little

Emily M. Little